News

FOR IMMEDIATE RELEASE
Tony Comper to Retire as President and CEO of BMO Financial Group; Board Appoints Bill Downe as His Successor
TORONTO, November 28, 2006 — Tony Comper announced today that he will be retiring as President and Chief Executive Officer, BMO Financial Group (TSX: BMO, NYSE: BMO) at the company’s Annual Meeting in Toronto on March 1, 2007, and will not stand for re-election to the Board of Directors.
At the same time, the Board announced the appointment of Chief Operating Officer Bill Downe as Mr. Comper’s successor as President and Chief Executive Officer effective March 1, 2007. At the Annual Meeting, Mr. Downe will also stand for election to the Board of Directors. Mr. Comper will stay on in an advisory capacity until his scheduled retirement on April 24, his 62nd birthday, ensuring a smooth transition.
“Let me be the first to warmly applaud the Board’s choice, congratulate Bill, and wish him every success. I know he’ll do a wonderful job,” said Mr. Comper. “Bill and I have been working together almost as one since he became Chief Operating Officer earlier this year. The Annual Meeting before my retirement is the ideal time for me to thank shareholders for their support — and for shareholders to hear from Bill about his plans for BMO’s future.”
Mr. Downe said in response that “Tony has been a superb steward of BMO’s legacy with a keen sense of where this company came from and where it is going. I am proud and honoured to take over from a leader of his stature. I thank him for the opportunities he has given me over the years and assure all of our shareholders, customers and employees that I will fulfill my new mandate with dedication and passion.”
David Galloway, Chairman of the Board, BMO Financial Group, said: “Tony will leave BMO in excellent shape and in excellent hands. He became CEO during a time of uncertainty and increasingly fierce competition. To maximize shareholder value, he acted quickly, made tough choices and streamlined and refocused the company, improving efficiency and profitability. Over the last seven years, BMO’s average annual Total Shareholder Return has been 17.3%.
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“BMO is much stronger and better positioned for growth and continued success — both at home and abroad — because of Tony Comper’s vision, leadership, focus and discipline,” added Mr. Galloway. He noted that Mr. Comper’s many achievements include reinvesting in BMO’s Canadian businesses and increasing BMO’s presence in the United States. “In addition, through the relationships he has personally cultivated in China, Tony has cemented BMO’s longstanding presence there, expanding our franchise and future business opportunities.
“As Tony retires, Bill Downe is the ideal leader to take the helm as we continue along the same strategic path. Bill has a strong and consistent track record of success over his 23 years at BMO. Since being named Deputy Chair of BMO in 2001 and then Chief Operating Officer earlier this year, he has led a wide range of our businesses in Canada and the United States, and he has provided strong enterprise-wide leadership with an emphasis on strategic change initiatives. BMO will benefit from Bill’s commitment to customer service and his sense of urgency about delivering results and achieving higher performance.”
Tony Comper, 61, was appointed Chief Executive Officer in February 1999 and served as Chairman from July 1999 to May 2004, when the bank moved to a non-executive chairman model. He was first appointed President in 1990. During close to four decades at BMO, Mr. Comper has served in virtually all its major operating areas. (Additional biographical information is available at www.bmo.com.)
Mr. Downe, 54, was appointed Chief Operating Officer on February 2, 2006, following four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns — a role in which he oversaw the Investment Banking Group, the Private Client Group and BMO’s operations in the United States. (Additional biographical information is available at www.bmo.com.)
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $320 billion as at October 31, 2006, and 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
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Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
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We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s 2005 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal,
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investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
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Media Relations Contacts
Paul Deegan, Toronto, paul.deegan@bmo.com, 416-867-4770
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com